Announcement Summary

Entity name

MESOBLAST LIMITED

Date of this announcement

Friday March 20, 2026

The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
MSBAI	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	3,245,600	16/03/2026

Refer to next page for full details of the announcement

Part 1 - Entity and announcement details

1.1 Name of entity

MESOBLAST LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	**Registration number**
ABN	68109431870

1.3 ASX issuer code

MSB

1.4 The announcement is
New announcement

1.5 Date of this announcement

20/3/2026

Part 2 - Issue details

2.1 The +securities the subject of this notification are:
+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:
has an existing ASX security code ("existing class")

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Date the +securities the subject of this notification were issued

16/3/2026

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Lyn Cobley	Lyn Cobley	200,000
Gregory George	Gregory George	200,000
Silviu Itescu	Silviu Itescu	2,025,600
Eric Rose	Eric Rose	820,000

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

Refer to Item 9 in Notice of Meeting released 27 October 2025
https://announcements.asx.com.au/asxpdf/20251027/pdf/06r26qhbgf417f.pdf

Any other information the entity wishes to provide about the +securities the subject of this notification

Options issued to directors which were approved by shareholders at the 2025 AGM, including the annual long-term incentive component of total compensation package for the executive directors Silviu Itescu and Eric Rose

Issue details

Number of +securities

3,245,600

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,290,302,187

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	89,442,836
MSBAA : WARRANTS 2	2,000,000
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAB : WARRANTS 3	2,000,000

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?
Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

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